Exhibit 11

American Safety Insurance Holdings, Ltd. and Subsidiaries

Computation of Earnings Per Share

(dollars in thousands except per-share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Basic:
Earnings available to common shareholders	$2,167	$4,052	$6,223	$11,953

Weighted average common shares outstanding	10,256,634	10,429,188	10,238,667	10,436,848

Basic earnings per common share	$0.21	$0.39	$0.61	$1.15

Diluted:
Earnings available to common shareholders	$2,167	$4,052	$6,223	$11,953

Weighted average common shares outstanding	10,256,634	10,429,188	10,238,667	10,436,848
Weighted average common shares equivalents associated with options and restricted stock	298,588	335,354	305,960	339,550

Total weighted average common shares for diluted purposes	10,555,222	10,764,542	10,544,627	10,776,398

Diluted earnings per common share	$0.21	$0.38	$0.59	$1.11

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